JORDAN K. THOMSEN

Vice President and Counsel

(212) 314-5431

Fax:(212) 314-3953

July 26, 2012

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: AXA Equitable Life Insurance Company

Form N-4 Registration Statements

File Nos. 333-182795, 333-182796 and 811-22651

CIK #: 0001537470

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the two N-4 registration statements filed by AXA Equitable (“the Company”) on July 23, 2012, as provided during our telephone conversation on July 23, 2012. We first set forth each specific staff comment and then provide our response.

1.	What is the Company’s timing for these filings?

The Company proposes to move the assets on December 31, 2012. Accordingly, the Company requests that the staff clear these registration statements as soon as practicable in order to give us sufficient time for implementation.

2.	Why is the Company making these filings?

AXA Equitable offers two “series” of variable annuities with guaranteed living and death benefits (VAGLBs). The older series of contracts (Older VAGLBs) were launched in 1995, and the newer series of contracts (Newer VAGLBs) were launched in 2009. The Newer VAGLBs were designed after the 2008 financial crisis.

Older and Newer VAGLBs are held in three different separate accounts, as follows: Separate Account 45 holds only Older VAGLBs; Separate Account 49 holds both Older and Newer VAGLBs; and Separate Account 70 holds only Newer VAGLBs.

While both series of contracts offer investment options that accommodate a variety of investor preferences and risk appetites, each series of contracts has a different risk profile that requires a different risk management strategy. In addition, each series of contracts has a different approach to a contract owner’s ability to allocate monies to available investment options. Specifically, Older VAGLBs permit contract owners to allocate monies among all available investment options (“Open architecture”). With Newer VAGLBs, contract owners must elect to either (i) invest in all available investment options subject to certain percentages and limits (“Guided open architecture”) or (ii) invest in a designated set of investment options (“Closed architecture”).

Our experience has shown us that in order to readily manage the different sets of investment options available under each series, it would be most prudent for us to discontinue administering both series out of the same separate account, i.e., Separate Account 49. Funding Older and Newer VAGLBs through distinct separate accounts will effectively enable us to better meet our customer needs, manage our risks and remain competitive in the variable annuity marketplace. In all cases, both Older and Newer VAGLB contract owners would continue to have access to investment options that represent the core asset classes needed to build diversified portfolios.

To this end, as you are aware, we currently have an application pending with the SEC requesting an order that would permit several substitutions that are designed to relate only to the Older VAGLBs, which will not impact the Newer VAGLBs. Since Separate Account 49 contains both Older and Newer VAGLBs, we need to transfer the assets of the Newer VAGLBs from Separate Account 49 to Separate Account 70 so that Newer VAGLB contract owners will continue to have access to their current line-up of investment options notwithstanding the proposed substitutions (or any future investment option changes designed to apply only to Older VAGLB contracts).

As noted in our filings, the Newer VAGLBs currently held in Separate Account 49 are Accumulator (Series 11.0), Retirement Cornerstone (Series 1) and Retirement Cornerstone (Series 11), all of which are the subject of our recent registration statement filings.

3.	Please provide precedent for transferring some of the assets from Separate Account No. 49 to Separate Account No. 70.

The Staff has issued a no-action letter in connection with the transfer of less than all of the assets of an investment company to a new investment company. In Janus Adviser Series (Aug. 28, 2000), the Staff addressed a reorganization under which ten series of an existing series fund (Janus Aspen Series) each spun-off one of its three classes to create ten series of a new series fund (Janus Adviser Series). Under the reorganization, two classes of each series remained with the original series fund, Janus Aspen Series. The Staff stated that it would not recommend enforcement action if the new series fund carried forward the performance history from the original series fund as part of the standardized performance history of the new series fund. The Staff stated (in footnote 17) that it viewed the new series fund as the accounting survivor for financial reporting purposes and that the new series fund must carry over the financial statements of the original series fund and the financial highlights of the relevant class. See also Annual Industry Comment Letter from the Chief Accountant of the Division of Investment Management (Feb. 14, 2001) (citing Janus Aspen Series and stating, “When investment companies reorganize existing funds or classes into new ‘shell’ entities and carry over past performance information, the new ‘shell’ entities should also carryover the prior financial highlights and financial statements.”).

We are working with our independent accountants to ensure that the financial statements that will be provided in connection with future amendments to the Registration Statement will include the relevant financial statement history of Separate Account No. 49 in a manner consistent with the Janus Adviser Series precedent. In particular, we expect that (1) the amendment effective on or about May 1, 2013 will include financial statements for Separate Account No. 49 as of December 31, 2012 and for the periods ended December 2012; and (2) the amendment effective on or about May 1, 2014 will include financial statements for Separate Account No. 70 as of December 31, 2013 and for the year ended December 31, 2013 and financial statements for Separate Account No. 49 as of December 31, 2012 and for the periods ended December 2012.

As noted in our previous letter, AXA Equitable is not seeking to register any securities in connection with the transfer of assets from Separate Account No. 49 to Separate Account No. 70. Although the transfer will result in Contract owners holding interests in Separate Account No. 70 rather than Separate Account No. 49, the transfer should not be deemed to result in the offer or sale of any new or different securities for purposes of Section 5 of the Securities Act of 1933 and Rule 145 thereunder. Although the two no-action letters we cited in our previous letter involved the transfer of all assets in a separate account, we believe that the analysis does not turn on whether all or part of a separate account is transferred. Instead, the key fact is that Contract owners are not being asked to make any new investment decision, and that Contract owners will remain invested indirectly in the same underlying mutual funds.

Please contact the undersigned at (212) 314-5431 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Jordan K. Thomsen
Jordan K. Thomsen

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104